EXHIBIT 99.3

THE NASDAQ STOCK MARKET

NOTIFICATION FORM:  CASH DIVIDEND/DISTRIBUTION

According to SEC Rule 10b-17, a company must notify Nasdaq 10 calendar days prior to the record date of a dividend or other distribution in cash or in kind, including a dividend or distribution of any security. Advanced notification enables The Nasdaq Stock Market to set the ex-dividend date two days prior to the record date for a cash dividend or distribution that is less than 25 percent of the security value. In the case of a cash dividend or distribution that is 25 percent or greater of the security value, the ex-dividend date will be set the first business day following the payable date.
Notification also enables Nasdaq to display on Nasdaq terminals the amount and type of dividend on the ex-dividend date and to adjust the applicable index values, which helps maintain a fair and orderly market in the company's securities so they can be bought and sold without misunderstandings and disputes arising from stock and dividend distribution. This form may be duplicated and used for notification of a distribution of securities of another issuer. The information provided in this form shall be deemed public information unless clearly noted otherwise.

COMPANY NAME   The Bank of Bermuda Limited
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES   6 Front Street
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CITY/STATE/ZIP CODE   Hamilton, Bermuda HM 11
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TELEPHONE   (441) 299 6851    FACSIMILE   (441) 299 6559    E-MAIL noah.fields@bankofbermuda.com
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Issue listed on:  (x) The Nasdaq National Market(c)   (  ) The Nasdaq SmallCap Market(SM)

Issue symbol:  BBDA
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Class of security:  Common Shares
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CUSIP*/CINS number:  G07644100
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* CUSIP Service Bureau can be reached at (212) 438-6565.

Transfer agent:  EquiServe
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Total shares outstanding:  28,990,927                     As of date:  31 December 2002
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Declaration date:   4 February 2003
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Amount of cash per share:  $0.29               Dividend amount is (please check one):
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         (  ) Monthly  (x)  Quarterly  ( )  Semi-annual  ( )  Annual  ( ) Special  ( ) Other

Record date:   17 February 2003
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Distribution date/payment date:   28 February 2003
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Annual cash dividend rate:  Approximately $1.16
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Explain any conditions which must be met (for example, shareholder approval, government approval, SEC registration, etc.) for this distribution to become effective:  __________________

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CONTACT NAME   Noah L. Fields
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TITLE   Investor Relations Analyst
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ADDRESS (IF DIFFERENT THAN ABOVE)
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CITY/STATE/ZIP CODE
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TELEPHONE                   FACSIMILE                   E-MAIL
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OFFICER'S NAME AND TITLE   Alison J. Satasi, Head of Investor Relations and MIS
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OFFICER SIGNATURE   /s/ Alison J. Satasi                                 DATE  4 February 2003
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Return by mail or fax to:
The Nasdaq Stock Market
Market Data Integrity
Attn:  Rule 10b-17 Notification
80 Merritt Boulevard
Trumbull, CT 06611
(203) 375-9609
Fax (203) 385-6381                                                [NASDAQ LOGO]

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and The Nasdaq Stock Market are registered service marks of The Nasdaq Stock
Market, Inc.